UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PATRICK INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Indiana	000-03922	35-1057796
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

107 W. Franklin Street, P.O. Box 638
Elkhart,	Indiana	46515
(Address of Principal Executive Offices)		(Zip Code)

Joel D. Duthie (574) 294-7511
(Name and Telephone of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13-p1 under the Securities Exchange Act (17 CFR 240 13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
A copy of the Patrick Industries, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto. A copy of the report is publicly available at https://ir.patrickind.com/.
Item 1.02    Exhibit
A copy of the Patrick Industries, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto.
Section 2 - Exhibits
Item 2.01     Exhibits
(d)    Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and 1.02 of the Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRICK INDUSTRIES, INC.
(Registrant)

Date: May 31, 2023	By:	/s/ Joel D. Duthie
Joel D. Duthie
Executive Vice President, Chief Legal Officer, and Secretary